EXHIBIT 99.2
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                     COMPTON PETROLEUM ANNOUNCES 2005 PLANS

For Immediate Release                                           February 2, 2005
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             NOT FOR DISTRIBUTION TO UNITED STATES NEWSWIRE SERVICES
                    OR FOR DISSEMINATION IN THE UNITED STATES

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CALGARY, ALBERTA - COMPTON PETROLEUM CORPORATION (TSX - CMT) today announced a planned capital investment and drilling program for 2005 of $390 million.

2005 CAPITAL INVESTMENT PROGRAM HIGHLIGHTS

     o   FOCUS ON ACCELERATED RESOURCE PLAY DEVELOPMENT
     o   $390 MILLION CAPITAL INVESTMENT BUDGET
     o   390 WELL DRILLING PROGRAM
     o   BUDGETED CASH FLOW OF $240 MILLION
     o   PROCEEDS OF $50 TO $60 MILLION FROM NON-CORE PROPERTY SALES

OPPORTUNITY

Through the Company's very successful 2004 and prior year drilling programs, Compton has identified significant resource potential on its extensive land holdings in the Western Canada Sedimentary Basin. As of December 31, 2004, the Company has assembled a total land position of 1,754 net sections (1,123,000 net acres) on which it is developing five individual resource plays.

Consistent with others in the industry, Compton defines a "resource play" as an accumulation of hydrocarbons known to exist over a large aerial expanse and/or thick vertical section which, when compared to a conventional play, typically has a lower geological and/or commercial development risk and lower decline rates. "Resource potential" is defined as the estimated quantities of hydrocarbons that may be added to reserves from specified resource plays over time.

IDENTIFIED RESOURCE PLAYS

Compton, as a result of its activities to date, has identified significant resource potential relating to the following unconventional tight gas resource plays:

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RESOURCE PLAYS                                       APPLICABLE LAND HOLDINGS
                                                          (net sections)
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SOUTHERN ALBERTA
   Plains Belly River Sands                                    960
   Horseshoe Canyon  Coal Bed Methane                          960
   Basal Quartz Sands                                          244
   Foothills Thrusted Belly River Sands                         60
CENTRAL ALBERTA
   Gething/Rock Creek                                          126
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Land holdings reflect both developed and undeveloped acreage in recognition of reduced spacing requirements for the development of resource plays. Additionally, in Southern Alberta, certain lands are prospective for more than one play and accordingly, total acreage classified by play type exceeds total corporate acreage. Of prime example is the Plains Belly River sands and Horseshoe Canyon coals which are present in the same area.

2005 OBJECTIVE

With its extensive land position, developing resource plays and a strong commodity price environment, Compton is in an attractive position entering 2005. With extensive opportunities on existing lands and experienced technical teams, the Company believes it has the ability to add significant shareholder value through the drill bit. The Company's overall objective for 2005 is the recognition of its unbooked resource potential. To achieve this objective, Compton has developed an aggressive 2005 capital investment plan focusing on an accelerated drilling program encompassing up to 390 drill wells.

2005 BUDGETED CAPITAL EXPENDITURES
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                                  GROSS           DRILLING &     EQUIPMENT &        LAND &
(dollar amounts in millions)      WELLS          COMPLETIONS      FACILITIES       SEISMIC       TOTAL          %
-------------------------------------------------------------------------------------------------------------------
Southern Alberta                   269             $187.0            $50.2          $22.2        $259.4        66%
Central Alberta                     59               51.5             10.2            6.8          68.5        18%
Peace River Arch                    56               31.5             10.0            9.3          50.8        13%

Other                                6                1.4               --            9.9          11.3         3%
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TOTAL                              390             $271.4            $70.4          $48.2        $390.0       100%
%                                                     70%              18%            12%          100%
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
2005 DRILL PROGRAM
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                                                                                           GROSS WELLS
TARGET                                                                      1ST HALF        2ND HALF       TOTAL
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
Plains Belly River Sands                                                        65             121          186
Horseshoe Canyon Coal Bed Methane                                               31               1           32
Basal Quartz Sands                                                              17              18           35
Foothills Belly River Sands                                                     12               9           21
Gething/Rock Creek                                                              13              13           26
Charlie Lake oil                                                                16              23           39
Other                                                                           27              24           51
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TOTAL                                                                          181             209          390
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


Planned wells targeting the Plains Belly River sands, the Basal Quartz sands, and the Gething/Rock Creek horizons include reduced spacing and represent the accelerated development of these plays which have, to a large extent, been located on Compton's land holdings. The 21 wells planned for the Foothills Belly River sands are designed to further establish and delineate the Company's evolving natural gas play at Callum, targeting thrusted, stacked Belly River Group sands. Wells targeting Horseshoe Canyon Coal Bed methane (CBM) include six pilot drilling programs scheduled for the first half of 2005 which are necessary to establish the extent and size of CBM reserves on the Company's land in Southern Alberta. The Company's major conventional oil play is located in the Peace River Arch at Cecil and Worsley, with drill wells targeting the Charlie Lake horizon.

As with any drilling program, the Company's plans as outlined herein are subject to change and revision based upon changing circumstances including drilling results, commodity prices, regulatory issues, and the availability of services and capital. The Company intends to revise its program, as required, in relation to these factors as the year progresses.

REDEPLOYMENT OF CAPITAL

The market for producing properties in western Canada continues to be strong and is expected to remain so, fueled by the continuing needs of oil and gas income funds and emerging start-up companies. Compton intends to capitalize on this market and a significant element of the Company's 2005 capital budget relates to the sale and redeployment of capital currently invested in non-core assets. The Company intends to dispose of a number of minor, non-core property interests primarily comprised of conventional reserves. Proceeds of such sales, expected to be in the range of $50 to $60 million, will be used to fund part of the Company's 2005 capital investment program in core areas consistent with its planned drilling program. The Company will identify those assets to be offered for sale and commence the sale process during the latter part of the second quarter of 2005, with closings expected to occur during the fourth quarter of 2005.

CORPORATE DEBT RESTRUCTURE

The Company also intends to fund a portion of its 2005 capital requirements with debt. The Company intends to replace up to $100 million of revolving, secured borrowing based debt with longer fixed term subordinated debt. To this end, the Company is reviewing the various options available to it with the goal of finalizing the restructuring by the end of the second quarter of 2005 contemporaneous with the annual review of existing credit facilities. Such a restructuring will provide additional availability under its existing credit facilities and also reduce the Company's proportionate dependence on revolving demand bank debt.

2005 GUIDANCE

Based upon the foregoing capital expenditure program, together with assumptions as noted, Compton has budgeted the following operating results for 2005:

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                                                            2005 BUDGET RANGE
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CAPITAL EXPENDITURES (millions)                                   $390
GROSS WELLS                                                        390
AVERAGE PRODUCTION
   Natural gas (mmcf/d)                                        144 to 148
   Liquids (bbls/d)                                          7,500 to 7,900
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   Total (boe/d)                                            31,500 to 32,500
CASH FLOW (millions)                                          $230 to $240
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CASH FLOW

The Company is budgeting cash flow of $242 million ($1.96 per share diluted) for 2005, based upon the following pricing assumptions:

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                                            BENCHMARK          REALIZED CDN.
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Natural gas ($/mcf)               AECO     $ 6.75  Cdn            $ 6.47
Crude oil ($/bbl)                 WTI      $41.19  US             $42.07
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


The average Canadian/US exchange rate is budgeted at $0.83 US = $1.00 Cdn.

CASH FLOW SENSITIVITIES FOR 2005
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COMMODITY PRICES                                                       MILLIONS
     Change of Cdn $0.25/mcf in the benchmark AECO natural gas price     $11
     Change of US $1.00/barrel in the benchmark WTI oil price            $ 2
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PRODUCTION

During December of 2004, production reached approximately 30,000 boe/d before the disposition of approximately 600 boe/d of production at year end. Q1 2005 production is expected to average approximately 28,500 boe/d to 29,000 boe/d, reflecting the 2004 year end property sale and normal higher decline rates associated with initial production placed on stream during the fourth quarter of 2004. Compton expects December 2005 production to average approximately 36,500 boe/d to 37,500 boe/d, after property sales in the range of 1,250 boe/d to 1,500 boe/d.

FORWARD LOOKING STATEMENTS

Certain information regarding the Company contained herein constitutes forward-looking statements under the meaning of applicable securities laws, including the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements include estimates, plans, expectations, opinions, forecasts, projections, guidance or other statements that are not statements of fact, including statements regarding (i) cash flow, production, capital expenditures and planned wells in 2005, (ii) the sale of certain non-core properties and (iii) the planned restructuring of the Company's debt. Although Compton believes that the expectations reflected in such forward-looking statements are reasonable, it can give no assurance that such expectations will prove to have been correct. There are many factors that could cause forward-looking statements not to be correct, including risks and uncertainties inherent in the Company business. These risks include, but are not limited to: crude oil and natural gas price volatility, exchange rate fluctuations, availability of services and supplies, operating hazards and mechanical failures, uncertainties in the estimates of reserves and in projection of future rates of production and timing of development expenditures, general economic conditions, and the actions or inactions of third-party operators. The Company's forward-looking statements are expressly qualified in their entirety by this cautionary statement.

CORPORATE  INFORMATION

Compton Petroleum Corporation is a Calgary-based independent public company actively engaged in the exploration, development and production of natural gas, natural gas liquids and crude oil in the Western Canada Sedimentary Basin. The Company's capital stock trades on the Toronto Stock Exchange (TSX) under the symbol CMT, and is included in both the S&P/TSX Composite Index and the TSX Mid-Cap Index.

This press release does not constitute an offer to sell or the solicitation of an offer to buy any security and shall not constitute an offer, solicitation or sale of any securities in any jurisdiction in which such offering, solicitation or sale of any securities in any jurisdiction in which such offering, solicitation or sale would be unlawful.


For Further Information: Compton Petroleum Corporation, Ernie G. Sapieha, President & C.E.O., Norman G. Knecht, V.P. Finance & C.F.O., or Corinna M. King, Manager, Investor Relations, Telephone: (403) 237-9400, Fax (403) 237-9410.

Website : www.comptonpetroleum.com    Email: investorinfo@comptonpetroleum.com